UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Merry Land Properties, Inc.
(Name of Issuer)

Common Stock (no par value)
(Title of Class of Securities)

590441
(CUSIP Number)

Mark S. Burgreen, Esq.
Hull, Towill, Norman, Barrett & Salley, P.C.
P.O. Box 1564, Augusta, GA 30903
(706) 722-4481

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communalizations)

February 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [     ]

(1)     Name of Reporting Person Michael N. Thompson

           S.S. or I.R.S. Identification No. of above person (Entities Only)

(2)     Check the appropriate box if a member of a group

           (a)     [     ]

           (b)     [     ]

(3)     SEC use only

(4)     Source of Funds (See Instructions) N/A

(5)     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [     ]

(6)     Citizenship or Place of Organization

          United States

           Number of Shares             (7)    Sole Voting Power                  295,491
              Beneficially              (8)    Shared Voting Power                286
              Owned by Each             (9)    Sole Dispositive Power             295,491
          Reporting Person With         (10)  Shared Dispositive Power            286

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          211.058

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [     ]

(13)     Percent of Class Represented by Amount in Row (11)

          10.8%

(14)     Type of Reporting Person (See Instructions)

          IN

ITEM 1.     SECURITY AND ISSUER

          This statement relates to the common stock, no par value (the “Common Stock”) of Merry Land Properties, Inc., a Georgia corporation (the “Company”). The principal executive offices of the Company are located at 209 Seventh Street, Suite 300, Augusta, GA 30901.

ITEM 2.     IDENTITY AND BACKGROUND

          This statement is filed by Michael N. Thompson, whose business address is 209 Seventh Street, Suite 300, Augusta, GA 30901. Mr. Thompson is presently the President, Chief Operating Officer, and a member of the Board of Directors of the Company.

          During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

          Mr. Thompson is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           This amendment reflects (i) Mr. Thompson’s receipt of 20,000 shares of Common Stock as Restricted Stock Grants in January, 2000, (ii) Mr. Thompson’s receipt of 10,000 shares of Common Stock as Restricted Stock Grants in January, 2001, (iii) Mr. Thompson’s receipt of 10,000 shares of Common Stock as Restricted Stock Grants in January, 2002, and (iv) the periodic allocation to Mr. Thompson’s account of Common Stock held in the Company’s ESOP (now totaling 39,680.81 shares). No funds were required for such items.

ITEM 4.     PURPOSE OF TRANSACTION

          As an officer and director of the Company, Mr. Houston [Thompson] has approved the Merger Agreement and entered into the Principal Shareholder Agreement described in Item 6.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

           (a)     Thompson beneficially owns an aggregate of the 295,777 shares of the Company's Common Stock, constituting 10.8% of the number of shares of such common stock outstanding on the date hereof.

           (b)      With respect to the 211,058 shares of Common Stock beneficially owned by Mr. Thompson, such amounts include 286 shares owned by his spouse, Susan Thompson, and their children, whose address is 5 Brigantine Court, Savannah, Georgia 31410. During the last five years, neither Mrs. Thompson nor their children have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Thompson is a citizen of the United States of America. These shares are treated as though Mr. Thompson has shared power to vote and dispose the shares.

           (c)     During the past 60 days shares of Common Stock have been allocated to Mr. Thompson's ESOP account, in accordance with the terms of the Plan.

          (d)     Not applicable.

          (e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          This amendment relates to a Principal Shareholder Agreement dated February 19, 2003 between Mr. Houston and Cornerstone Realty Income Trust, Inc. (“Cornerstone”) entered into in connection with an Agreement and Plan of Merger (the “Merger Agreeement”) of the same date between Merry Land Properties, Inc., Cornerstone Merger Sub, Inc. (the “Merger Sub”) and Cornerstone. The Merger Agreement provides for (i) the merger (the “Merger”) of the Company with and into Merger Sub. Pursuant to the Merger, the holders of the outstanding capital stock of the Company will receive the shares of capital stock of Cornerstone, as set forth in the Merger Agreement. Upon consummation of the Merger, the Company will be merged into the Merger Sub, which will be a wholly owned subsidiary of Cornerstone.

          As a condition to its willingness to enter into the Merger Agreement, Cornerstone required that Mr. Houston agree to execute and deliver the Principal Shareholder Agreement with respect to the Company shares beneficially owned by him (as reported in this Schedule 13D or in the future acquired). Pursuant to the Principal Shareholder Agreement, at any meeting of the shareholders of the Company, Mr. Houston agreed to vote (and has given an irrevocable proxy for Cornerstone to vote) all shares beneficially owned by him in favor of the Merger and against any action that would result in a breach of the Company’s obligations under the Merger Agreement. The Principal Shareholder Agreement terminates at the effective date of the merger, or upon the earlier termination of the Merger Agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

          A copy of the Principal Shareholder Agreement is filed as an Exhibit to this Schedule 13D.

           Exhibit 1. Principal Shareholder Agreement

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 21, 2003

/s/ Michael N. Thompson
Signature
Michael N. Thompson